Have questions about this notice? Call the Toll Free
Number below or scan the QR code to find out more.

Toll Free 1-866 964-0492

www.computershare.com/
noticeandaccess

Notice of Availability of Proxy Materials for
TRILLIUM THERAPEUTICS INC. Annual and Special Meeting

Meeting Date and Location:

When:	May 27, 2016	Where:	Trillium Therapeutics Inc., 2488 Dunwin Drive,
	1:00 pm (Eastern Time)		Mississauga, Ontario L5L 1J9

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

http://trilliumtherapeutics.com/investors/2016AGSM

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 17, 2016. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North	Request materials by calling Toll Free, within North
America - 1-866-962-0498 or direct, from Outside of	America - 1-877-907-7643 or direct, from Outside of
North America - (514) 982-8716 and entering your	North America - (905) 507-5450 and entering your
control number as indicated on your Voting Instruction	control number as indicated on your Voting Instruction
Form or Proxy.	Form.

To obtain paper copies of the materials after the meeting	To obtain paper copies of the materials after the meeting
date, please contact (416) 595-0627.	date, please contact (416) 595-0627.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors - Election of Directors

2.	Appointment of Auditors - Appointment and Remuneration of the Auditors

3.	Approval of 2016 Stock Option Plan - Approval of the 2016 Stock Option Plan

4.	Approval of By-Law Amendment - Approval of Amendment to By-laws of the Corporation

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

•	No Annual Report (or Annual Financial Statements) is (are) included in this mailing